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                           June 1, 2020

       Richard Toselli, M.D.
       Chief Executive Officer
       InVivo Therapeutics Holdings Corp.
       One Kendall Square, Suite B14402
       Cambridge, MA 02139

                                                        Re: InVivo Therapeutics
Holdlings Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed May 22, 2020
                                                            File No. 333-238635

       Dear Dr. Toselli:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Paul
Fischer at 202-551-3415 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Rosemary Reilly, Esq.